Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-141849
PROSPECTUS SUPPLEMENT
(To prospectus dated February 2, 2009)
$60,000,000 Principal Amount of 7.75% Convertible Senior Notes due February 15, 2012
3,124,998 Shares of Common Stock Issuable to Noteholders upon Conversion of such Notes
780,000 Shares of Common Stock Issuable to Warrantholders upon Exercise of Warrants
854,033 Shares of Common Stock Issuable as Make-Whole Payments under such Notes
28,546 Shares of Common Stock Issuable in Payment of Interest on such Notes
      This prospectus supplement supplements the prospectus dated February 2, 2009 (the “Original Prospectus”) which may be used by the selling securityholders identified in the Original Prospectus to resell their notes and the common stock issuable upon conversion of the notes. The Original Prospectus also relates to the potential issuance by us of shares of common stock to the holders of notes in payment of interest on the notes and in payment of certain make-whole premiums in the event of an automatic conversion of the notes or the occurrence of a fundamental change. The Original Prospectus also relates to the offer and sale by the selling securityholders of shares of common stock issuable upon exercise of certain warrants to purchase shares of our common stock that were originally issued in connection with the private placement of the notes.
      This prospectus supplement includes our Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on February 17, 2009.
      The information contained in the report included in this prospectus supplement is dated as of the date of such report. This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the Original Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Original Prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the Original Prospectus.

Investing in our notes and common stock involves risk. See “Risk Factors” beginning on page 9 of the Original Prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is February 18, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) February 17, 2009
VION PHARMACEUTICALS, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	000-26534	13-3671221

(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4 Science Park, New Haven, CT	06511

(Address of Principal Executive Offices)	(Zip Code)
Registrant’s telephone number, including area code: (203) 498-4210
Not Applicable

(Former Name or Former Address, if Changed Since Last Report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.
Item 9.01 Financial Statements and Exhibits.
SIGNATURES
EXHIBIT INDEX

Item 8.01 Other Events.
On February 17, 2009, Vion Pharmaceuticals, Inc. (the “Company”) announced that it has filed a New Drug Application (“NDA”) with the U.S. Food and Drug Administration for its lead oncology therapeutic Onrigin™ (laromustine) Injection as a single agent for remission induction treatment for patients sixty years of age or older with de novo poor-risk acute myeloid leukemia. The Company has requested a priority review for the application. A copy of the press release announcing the filing of the NDA is attached hereto as Exhibit 99.1 and incorporated by reference herein.
Item 9.01 Financial Statements and Exhibits.
(d) Exhibits.

EXHIBIT NO.	DESCRIPTION

99.1	Press release dated February 17, 2009

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VION PHARMACEUTICALS, INC.
Date: February 17, 2009	By:	/s/ Howard B. Johnson
		Name:	Howard B. Johnson
		Title:	President and Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Press release dated February 17, 2009

COMPANY CONTACT:	Vion Pharmaceuticals, Inc.
Alan Kessman, Chief Executive Officer
Howard B. Johnson, President & CFO
(203) 498-4210 phone
Vion Pharmaceuticals Submits New Drug Application for Onrigin™
NEW HAVEN, CT, February 17, 2009 — VION PHARMACEUTICALS, INC. (OTC Bulletin Board: VION) announced today that it has filed a New Drug Application (NDA) with the U.S. Food and Drug Administration (FDA) for its lead oncology therapeutic Onrigin™(laromustine) Injection as a single agent for remission induction treatment for patients sixty years of age or older with de novo poor-risk acute myeloid leukemia (AML). The Company has requested a priority review for the application and, if granted, Onrigin™ could receive approval for this indication in the second half of 2009.
Alan Kessman, Chief Executive Officer, commented, “This NDA filing is a significant milestone for Vion and for the Onrigin™ clinical development program. Acute myeloid leukemia is a devastating disease, and patients and their physicians are seeking new treatment options that can provide the opportunity for achieving a complete response.” He concluded, “We are excited to be taking this major step towards achieving FDA approval for Onrigin™.”
The Onrigin™ NDA submission is based on the results of an international multi-center pivotal Phase II trial of 85 patients sixty years of age or older with de novo poor-risk AML, supplemented by data from 55 patients in a previous Phase II trial in elderly AML. Eighty-six percent of these patients had two or more risk factors that predicted for a poor prognosis. The Company presented data on this group of patients in a poster at the American Society of Hematology (ASH) Annual Meeting in December 2008.
Dr. Frank Giles, Chief of the Division of Hematology and Medical Oncology and Deputy Director of the Cancer Therapy & Research Center at the University of Texas Health Science Center at San Antonio commented, “If approved, Onrigin™ would represent an important new treatment option for elderly AML patients, many of whom now have no effective therapeutic options. Onrigin™‘s ability to generate meaningful complete responses after a single sixty- minute infusion makes its utility in this patient population particularly attractive.”
About Onrigin™
Onrigin™ (laromustine) Injection, formerly known as Cloretazine® (VNP40101M), is a novel alkylating agent. Onrigin™ has been evaluated in over 800 patients in 16 clinical trials to date, including a pivotal Phase II trial in patients sixty years of age or older with de novo poor-risk AML. There are four clinical trials of Onrigin™ underway: (i) the continuation of the pivotal Phase II trial; (ii) a Phase III trial with standard remission-induction therapy in patients with AML and myelodysplastic syndromes (MDS); (iii) a Phase I/II trial in combination with cytarabine in elderly patients with AML; and (iv) a Phase I/II trial in combination with temozolomide in patients with brain tumors.
About Acute Myeloid Leukemia (AML)
The American Cancer Society estimates that 13,290 new cases of AML were diagnosed in the U.S. in 2008. AML is primarily a disease of the elderly, with a median age at onset of 67 years. Compared to younger patients, older AML patients have a lower rate of response to currently available induction chemotherapy and shorter overall survival due, in part, to unfavorable prognostic factors such as a higher incidence of adverse cytogenetics and frequent co-morbidities. In addition, patients with risk factors such as advanced age and poor performance status tolerate current induction treatments poorly. A 2005 study by Lang et al, based on data from the National Cancer Institute’s Survey of Epidemiological and End Results (SEER) database, indicated that palliative care is given to the majority of elderly patients with AML in the U.S., providing additional evidence that new treatment options are needed for this population.
About Vion
Vion Pharmaceuticals, Inc. is committed to extending the lives and improving the quality of life of cancer patients worldwide by developing and commercializing innovative oncology therapeutics. Vion has two agents in clinical trials, Onrigin™ and Triapine®. The Company has filed an NDA with the FDA for Onrigin™ for remission induction treatment for patients sixty years of age or older with de novo poor-risk AML. Triapine®, a potent inhibitor of a key step in DNA synthesis, is being evaluated in clinical trials sponsored by the National Cancer Institute. For additional information on Vion and its product development programs, visit the Company’s Internet web site at www.vionpharm.com.
This news release contains forward-looking statements. Such statements are subject to certain risk factors which may cause Vion’s plans to differ or results to vary from those expected, including Vion’s potential inability to obtain regulatory approval for its products, particularly Onrigin™ (laromustine) Injection (formerly Cloretazine® (VNP40101M)), delays in the regulatory approval process, particularly for Onrigin™ (laromustine) Injection, including possible rejection by the FDA of our NDA filing, possible rejection by the FDA of our request for priority review, and possible delays in the FDA’ s review process beyond our expectation for approval in the second half of 2009, delays or unfavorable results of drug trials, the possibility that favorable results of earlier preclinical studies, clinical trials or interim clinical trial data are not confirmed by safety and efficacy results in later or final clinical trials, the need for additional research and testing, the inability to manufacture product, the potential inability to secure external sources of funding to continue operations, the inability to access capital and funding on favorable terms, continued operating losses and the inability to continue operations as a result, and a variety of other risks set forth from time to time in Vion’s filings with the Securities and Exchange Commission, including but not limited to the risks attendant to the forward-looking statements included under Item 1A, “Risk Factors” in Vion’s Form 10-K for the year ended December 31, 2007, Form 10-Q for the quarter ended September 30, 2008 and Amendment No. 1 to Form S-1 Registration Statement filed on February 2, 2009. Except in special circumstances in which a duty to update arises under law when prior disclosure becomes materially misleading in light of subsequent events, Vion does not intend to update any of these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.
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